FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated Oct.25, 2006.

Santiago, October 25, 2006.

Ger.Gen.207 /2006.

Mr. Alberto Etchegaray
Superintendente de Valores y Seguros
Alameda Bernardo O’Higgins 1449
Santiago

Ref: ESSENTIAL FACT

Dear Mr. Etchegaray,

In accordance to Arts., 9th., and 10th., of Law 18,045, as well as the norms established in General Rule # 30 of the SVS, please be informed about the following “Essential Fact”:

The Board of Directors of ENERSIS S.A. (“the Company”), in a meeting held today, has received and accepted my resignation to the position of Chief Executive Officer of the Company. This resignation will become effective as of October 26, 2006.

The Board, during the same meeting, appointed Mr. Ignacio Antoñanzas as Chief Executive Officer of the Company, as of the same effective date.

Regards,

Mario Valcarce
Chief Executive Officer
ENERSIS S.A.

c.c.:	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Brokers Stock Exchange of Valparaíso
Risk Classification Commission
Representative of Bond Holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Mario Valcarce
--------------------------------------------------

Name:	Mario Valcarce
Title:	Chief Executive Officer

Date: Oct. 25, 2006